UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            INFORMATION REQUIREMENTS FOR FILINGS UPON ACQUISITION OF
             FIVE PERCENT OF A CLASS OF EQUITY SECURITIES SUBJECT TO
                   THE REPORTING REQUIREMENTS OF THE 1934 ACT

                                  SCHEDULE 13D

                        Under the Securities Act of 1934


                              CUIDAO HOLDING CORP.
                             (Exact name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   229905 10 4
                                 (CUSIP Number)

                                 Daniel Campbell
                               1304 SW 160 Avenue
                                    Suite 294
                                Sunrise, FL 33326
                                  954-389-476l

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  May 23, 2000
             (Date of Event which Requires Filing of the Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
________ .

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(1) Names of Reporting Persons. S.S. or I.R.S. Identification Number of Above
    Persons

          Daniel Campbell SS#

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(2) Check the Appropriate Box if a Member (a)_____________________
of a Group (See Instructions)             (b)______________________

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(3) SEC Use Only

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(4) Source of Funds (See Instructions)

                               Daniel Campbell 00

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(5) Check if Disclosure of Legal Proceedings
         is Required Pursuant to Items 2(d) or 2(e)

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(6) Citizenship of Place of Organization:

                              Daniel Campbell U.S.A.

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Number of Shares           (7) Sole Voting Power         500,000 shares
Beneficially Owned
by Each Reporting
Person With                (8) Shared Voting Power             0 shares

                           (9) Sole Dispositive Power    500,000 shares

                           (10)Shared Dispositive Power        0 shares

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(11) Aggregate Amount Beneficially Owned by
Each Reporting Person

                              500,000 shares

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(12) Check if the Aggregate Amount in Row

                              (11) Excludes Certain Shares

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(13) Percent of Class Represented by Amount in Row (11)

                              16.67%

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(14) Type of Reporting Person (See Instructions)

                              IN

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Item 1. Security and Issuer

Class of equity securities to which this statement relates:      Common Stock

Name and Address of Principal Executive Offices of
Issuer of Securities:                                  Cuidao Holding Corp.
                                                       2951 Simms Street
                                                       Hollywood, Florida
                                                       33320-1510



Item 2. Identity and Background

         Daniel Campbell
         1304 SW 160 Avenue
         Suite 294
         Sunrise, FL 33326

Item 3. Sources and Amount of Funds or Other Consideration

     The securities that are subject to this report were issued for services pursuant to the following agreements:

     On April 4, 2000, the Issuer entered into an advisory service agreement with Corporate Analysis Group ("CAG") to provide corporate management, strategic planning, corporate development, financial accounting and forecasting, marketing, structuring investor relations programs, contract negotiations and general administrative duties for the Issuer in relation to its activities worldwide with the exception of Europe. Under the terms of the agreement which is automatically renewable on October 4, 2000, Dan Campbell, a shareholder in CAG and the person in CAG responsible for performing or overseeing the performance of CAG received a total of 350,000 shares of Form S-8 free trading Common Stock valued at $350,000 which has


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been and will be applied  for  billing  services  through  October 3, 2000.  The shares were valued at $1 based upon the trading price of the Issuer's Common Stock for the thirty (30) day period prior to the agreement. The initial term of the agreement is for six (6) months with an automatic six (6) month renewal unless notice was given by either party thirty (30) days prior to the renewal date. The shares were issued under the Issuer's 2000 Stock Plan registered with the SEC in May 2000.

     By an agreement dated April 4, 2000, the Issuer entered into an advisory service agreement with St. Martin to provide comparable services to the Issuer as CAG with relation to Europe. Under the terms of the agreement which is automatically renewable on October 4, 2000, Dan Campbell, who is not a shareholder, officer or director of St. Martin but is the person responsible for performing or overseeing the performance of St. Martin received a total of 150,000 shares of Form S-8 free trading Common Stock valued at $150,000 which has been and will be applied for billing services through October 3, 2000. The shares were valued at $1 based upon the trading price of the Issuer's Common Stock for the thirty (30) day period prior to the agreement. The initial term of the agreement is for six (6) months with an automatic six (6) month renewal unless notice was given by either party thirty (30) days prior to the renewal date. The shares were issued under the Issuer's 2000 Stock Plan registered with the Sec in May 2000.

     None of the shareholders in St. Martin owns shares in CAG and vice versus. Other than the services by Mr. Campbell, there are no other commonalities between St. Martin and CAG.

Item 4. Purpose of Transaction

Description of any plans or proposals which the reporting persons may have which relate to or would result in:

a. The acquisition by any person of additional securities o the issuer, or the disposition of securities of issuer: See Item 3. Additional shares dues at the time of the automatic renewal of the Agreements unless notice is given thirty (30) days prior to the renewal date. In the case of CAG, 337,500 shares are due on renewal and in the case of St. Martin, 100,000 shares are due on renewal.

b.   An extraordinary corporate transaction,  such as a merger reorganization or
     liquidation, involving the issuer or any of its subsidiaries:     N/A

c.   A sale or transfer  of a material  amount of assets of the issuer or of any
     of its subsidiaries:     N/A

d. Any change in the present board of directors or management of the issuer, including any plans and proposals to change the number or term of directors
     or to file any existing vacanies on the board:     N/A

e.   Any material change in the present capitalization or dividend policy of the
     issuer:     N/A

f.   Any other material change in the issuer's business or corporate  structure:
         N/A


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g.   Changes  in the  issuer's  charter,  by-laws or  instruments  corresponding thereto or other actions which may impede the acquisition of control of the
     issuer by any persons:     N/A

h. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities
     association:    N/A

i.   A  class  of  equity   securities  of  the  issuer  becoming  eligible  for
     termination of registration pursuant to Section 12(g)(4) of the Act:    N/A

     or

k.   Any action similar to any of those enumerated above. N/

Item 5. Interest in Securities of Issuer

         500,000 shares of Common Stock representing 16.67% of the issued and outstanding on the date of issue over all of which Daniel Campbell holds sole voting and sole dispositive power.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of Issuer

         See Item 3 above.

Item 7. Material to Be Filed as Exhibits

         N/A
                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ Daniel Campbell                                   November 1, 2000
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Daniel Campbell